UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESOLUTION ADOPTED IN EXTRAORDINARY GENERAL MEETING

At the extraordinary general meeting of shareholders of Fangdd Network Group Ltd.’s (the “Company”) held at Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China on October 14, 2022, the following resolution was passed:

AS AN ORDINARY RESOLUTION, THAT the authorized share capital of the Company be increased from US$500 divided into 5,000,000,000 shares comprising of (i) 3,380,061,942 Class A ordinary shares of a par value of US$0.0000001 each (“Class A Ordinary Shares”), (ii) 619,938,058 Class B ordinary shares of a par value of US$0.0000001 each (“Class B Ordinary Shares”), and (iii) 1,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors (the “Board”) may determine in accordance with Article 9 of the currently effective articles of association of the Company (the “Articles”) to US$5,000 divided into 50,000,000,000 shares comprising of (i) 30,000,000,000 Class A Ordinary Shares, (ii) 10,000,000,000 Class B Ordinary Shares, and (iii) 10,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, by creating an additional (i) 26,619,938,058 Class A Ordinary Shares, (ii) 9,380,061,942 Class B Ordinary Shares, and (iii) 9,000,000,000 shares of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer

Date: October 14, 2022